NEWS RELEASE

Canarc Amends Tay LP Agreement

Vancouver, Canada – September 13, 2011 – Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN), announces that the Tay LP property option agreement with Ross River Minerals Inc. (RRM: TSXV) has been amended to add an additional year so as to facilitate exploration expenditures on the property in a cost- effective manner.

Canarc holds an option to purchase a 100% interest in the Tay-LP gold property, well located within the Tintina Gold Belt in south-central Yukon where several exciting new gold discoveries have recently been made.  The Tay–LP property consists of 413 claims covering a 20 km-long by 4 km-wide belt of gold prospects (8,000 hectares) on which several million dollars have been spent on exploration since 1984.  The property enjoys good road access, favourable gold geology, multiple exploration targets, historic drill intercepts and strong potential to expand the known gold zones and make new gold discoveries.

The agreement was amended by extending the date for the completion of Stage 1 exploration expenditures in the amount of $900,000 from October 31, 2011 to October 31, 2012 and Stage 2 exploration expenditures in the amount of $600,000 from October 31, 2012 to October 31, 2013.  Canarc has agreed to increase the October 31, 2011 option payment from $50,000 to $75,000 and will make an additional payment of $25,000 on or before October 31, 2012. The $850,000 payment due October 31, 2012 has been extended to on or before October 31, 2013.

Canarc has also advised Ross River that an airborne geophysical survey was completed last year which outlined several new anomalies requiring ground follow-up prior to drilling. By extending the agreement Canarc will now have more time to effectively test these new targets next year. Canarc has spent approximately $670,000 to date on the property.

Canarc Resource Corp.

“Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its four gold properties in central BC and the Tay LP gold property in the Yukon Territory. Canarc is also seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage.

For More Information - Please contact Garry Biles, President

Toll Free: 1-877-684-9700

Tel: (604) 685-9700

Fax: (604) 685-9744

Email: info@canarc.net

Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated revenues, cash costs, capital costs, gold production, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.